UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-51784

CUSIP Number: 444398 10 1

NOTIFICATION OF LATE FILING

(Check One):

☒  Form 10-K     ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For	Period Ended: December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For	the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: Hughes Communications, Inc.

Former name if applicable:

Address of principal executive office (Street and number):

11717 Exploration Lane

City,	State and Zip Code: Germantown, MD, 20876

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, , or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Hughes Communications, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2005 without unreasonable effort or expense due to delays caused by unanticipated effects arising from the recent spin-off transaction from SkyTerra Communications, Inc. (“SkyTerra”) and the acquisition of the remaining 50% of membership interests of its subsidiary, Hughes Network Systems, LLC (the “Transactions”).

In connection with the Transactions, on December 31, 2005, SkyTerra contributed to the Company substantially all of the assets and liabilities of SkyTerra other than its interests in each of Mobile Satellite Ventures LP and TerreStar Networks, Inc. and certain designated cash. On January 1, 2006, the Company completed the purchase of the remaining 50% of membership interests of Hughes Network Systems, LLC that it did not already own. On February 21, 2006, SkyTerra made a special dividend distribution of all of the outstanding Company common stock to SkyTerra’s stockholders. As a result of the Transactions, the Company became an independent, publicly-owned company and the accounting successor to SkyTerra.

The Company intends to file its Form 10-K for the year ended December 31, 2005 on or before April 17, 2006.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Dean Manson, Vice President, General Counsel and Secretary                         (301) 428-5500

        (Name)                                                                                                       (Area Code)             (Telephone number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [    ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[    ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For information regarding Hughes Network Systems, LLC financial results, see Exhibit 99.1 and 99.2 to the Current Report on Form 8-K filed March 29, 2006.

Hughes Communications, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2006	By:	\s\ Dean Manson
	Name:	Dean Manson
	Title:	Vice President, General Counsel and Secretary